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                              November 29, 2021

       Tom Wasserman
       Chief Executive Officer
       Altimar Acquisition Corp. II
       40 West 57th Street
       33rd Floor
       New York, NY 10019

                                                        Re: Altimar Acquisition
Corp. II
                                                            Amendment No. 2 to
Registration Statement on Form S-4
                                                            Filed November 16,
2021
                                                            File No. 333-259639

       Dear Mr. Wasserman :

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-4/A filed 11/16/21

       Notes to Condensed Financial Statements
       Revision of Previously Issued Financial Statements, page F-10

   1. We note your disclosures in the Item 4-02 Form 8-K filed on November 23, 2021 indicating that you
plan to restate your previously issued financial statements to correct the error relating your
determination of the amount for Class A Ordinary Shares subject to possible redemption.
Please revise this filing to similarly restate your financial statements for the affected
periods and, as described in your Item 4.02 Form 8-K, to include a level of quarterly disclosure
of the impact of the error consistent with the information you will include in your amended
Form 10-Q for the period ended September 30, 2021.
 Tom Wasserman
Altimar Acquisition Corp. II
November 29, 2021
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Charles Eastman at 202-551-3794 or Martin James at 202-551-3671 if
you have questions regarding comments on the financial statements and related matters. Please contact Perry Hindin at 202-551-3444 or Anne Parker at 202-551-3611 with any other questions.



                                                           Sincerely,
FirstName LastNameTom Wasserman
                                                           Division of
Corporation Finance
Comapany NameAltimar Acquisition Corp. II
                                                           Office of
Manufacturing
November 29, 2021 Page 2
cc:       Raphael Russo
FirstName LastName